April 4, 2019	Mark C Amorosi
mark.amorosi@klgates.com

VIA EDGAR AND E-MAIL	T +1 202 778 9351
F +1 202 778 9100

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 140 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Vroman-Lee,

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided orally on March 21, 2019, concerning Post-Effective Amendment No. 140 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on February 8, 2019, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Comment: To the extent applicable, please apply the comments with respect to one Portfolio to other Portfolios in the Prospectuses.

Response: To the extent applicable, the Trust will apply the comments with respect to one Portfolio to other Portfolios in the Prospectuses.

b.

Comment: Confirm that all applicable changes agreed to in the letter dated February 14, 2019, which responds to staff comments on the 485APOS filing made by 1290 Funds, were reflected in the 485APOS filing, or will be reflected in the subsequent 485BPOS filing, made by the Trust.

Response: The Trust confirms that all applicable changes agreed to in the letter dated February 14, 2019, which responds to staff comments on the 485APOS filing made by 1290 Funds, were reflected in the 485APOS filing, or will be reflected in the subsequent 485BPOS filing, made by the Trust.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Ashley Vroman-Lee

April 4, 2019

2.	1290 VT Prospectus

a.	Comment: In the “Principal Risks” sections of the Portfolios’ summary prospectuses, rather than alphabetizing the principal risks, please rank the principal risks in order of importance.

Response: The Trust is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order, and listing the principal risks in alphabetical order is common practice. In addition, the Trust believes that investors can locate the risks more easily when they are in alphabetical order. The Trust respectfully declines to make the requested change.

b.

Comment: The staff notes that when “global” is used in a fund’s name, the fund’s investments must be economically tied to multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. The principal investment strategy for the 1290 VT Low Volatility Global Equity Portfolio states that “[u]nder normal market conditions, the Portfolio expects to invest in ETFs such that at least 40% of the Portfolio’s net assets will be invested in securities of issuers located in at least three countries (one of which may be the United States).” The staff notes that this strategy would permit the Portfolio, which has “global” in its name, to invest 1% of its net assets in each of two countries outside the United States and 98% of its net assets in the United States and, as such, it is potentially misleading.

Response: The 1290 VT Low Volatility Global Equity Portfolio’s principal investment strategy has been revised as follows: “Under normal market conditions, the Portfolio expects to invest in ETFs such that ~~at least 40% of the Portfolio’s net assets will be invested in securities of issuers located in~~ no less than approximately 40% (or 30%, if market conditions are not deemed favorable by the Portfolio’s management) of the Portfolio’s net assets will be indirectly invested in foreign securities. Under normal market conditions, the Portfolio will allocate its assets among at least three countries (one of which may be the United States).”

c.

Comment: The principal investment strategy for the 1290 VT SmartBeta Equity Portfolio states that “[t]he Sub-Adviser also integrates Environmental, Social and Governance (“ESG”) considerations into its portfolio construction process based on the Sub-Adviser’s proprietary ESG framework and scoring that seeks to optimize the ESG portfolio while substantially retaining the desired risk/return thereof.” The Portfolio should describe the criteria it uses in assessing what issuers it considers to have strong ESG values, for example, by reference to an index, a third party rating, a screen and the factors the screen uses, etc. It is not enough for the Portfolio to rely merely on the Sub-Adviser’s judgment without disclosing the factors considered. (The staff notes that this comment does not apply to the 1290 VT Socially Responsible Portfolio.)

Response: The Trust has revised the principal investment strategy disclosure for the 1290 VT SmartBeta Equity Portfolio to state that “In constructing the portfolio, the Sub-Adviser

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April 4, 2019

evaluates each company and considers various ESG factors, including a company’s environmental impact, carbon footprint and water intensity, and assesses the potential impact of corporate controversies.” The Trust has revised the principal investment strategy disclosure for the EQ/Global Equity Managed Volatility Portfolio to state that “[t]he Sub-Adviser includes ESG issues as a part of the overall fundamental evaluation of a company, focusing on identifying the ESG issues most directly linked to key business drivers and engaging with company management. For example, the Sub-Adviser may engage with a company on issues such as, but not limited to, labor management, disclosing and/or reducing carbon emissions, improving worker safety, recycling, and privacy of data.”

d.

Comment: For any Portfolio with “Liquidity Risk” as a principal risk (e.g., the 1290 VT DoubleLine Opportunistic Bond Portfolio), please reference liquidity risk in the risk of each investment for which liquidity risk is a principal risk (see, e.g., “Loan Risk”).

Response: The Trust believes that the risk disclosure for the types of investments in which the 1290 VT DoubleLine Opportunistic Bond Portfolio may invest as a principal strategy appropriately describes the liquidity risk associated with those investments. For example, the risk factors for collateralized debt obligations, distressed companies, foreign securities, mortgage-related and other asset-backed securities, and non-investment grade securities each reference liquidity risk. The Trust believes that no further revisions are necessary.

e.

Comment: For all Portfolios that invest in loans as a principal investment strategy, in the “Loan Risk” disclosure, please disclose that loans may not be securities and therefore might not have the protections offered by the federal securities laws.

Response: For each Portfolio that discloses “Loan Risk” in the “Principal Risks” section of its summary prospectus, the Trust will revise the “Loan Risk” disclosure to include the following sentence: “Loans may not be considered ‘securities,’ and purchasers, such as the Portfolio, therefore may not have the benefit of the anti-fraud protections of the federal securities laws.”

f.	Comment: For all Portfolios that invest in loans as a principal investment strategy, if a Portfolio invests in “covenant lite” loans, please describe these loans and the risks associated with them.

Response: The Trust confirms that none of the Portfolios invest in “covenant lite” loans as a principal investment strategy. Accordingly, no additional disclosure in the principal strategy section is necessary. The Trust has included in the Portfolios’ SAI a description of “covenant lite” loans and their associated risks.

g.

Comment: For each Portfolio that invests more than 15% in mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”), please state supplementally how much the Portfolio will, or intends to, invest in privately issued MBS, ABS and commercial MBS (“CMBS”) and how much will be non-investment grade. The staff may have further comments depending on the response. Please also discuss, if appropriate, risks that are unique to privately issued MBS and ABS (e.g., that the liquidity of these securities, especially if non-investment grade, may change dramatically over time).

Ashley Vroman-Lee

April 4, 2019

Response: Certain Portfolios, such as Multimanager Core Bond Portfolio, 1290 VT DoubleLine Opportunistic Bond Portfolio, EQ/PIMCO Total Return Portfolio and EQ/Franklin Strategic Income Portfolio, may invest more than 15% of net assets in agency and non-agency securities, and commercial and residential mortgage-backed securities, and these investments can be below investment grade. The Trust notes that it believes that there is an active market, or there are other relevant measures of liquidity, for many, if not most, of such securities in which the Portfolios may invest and, at any rate, the Trust limits investments in illiquid securities to no more than 15% of each Portfolio’s net assets. The Trust notes that the risk factor “Mortgage-Related and Other Asset-Backed Securities Risk” includes a discussion of the risks associated with such securities, including risk of defaults by borrowers, impairment (or loss) of the value of collateral, prepayment risk and interest rate risk, and includes disclosure about liquidity risk associated with lower credit quality. In response to the staff’s comment, the Trust has revised the risk factor “Mortgage-Related and Other Asset-Backed Securities Risk” in the statutory prospectus to discuss additional risks associated with privately issued mortgage-related and other asset-backed securities, as follows:

“Privately issued mortgage-related and other asset-backed securities may be subject to heightened liquidity risk. During periods of market stress or high redemptions, a Portfolio may be forced to sell these securities at significantly reduced prices, resulting in losses. Liquid privately issued mortgaged-related and other asset-backed securities can become illiquid during periods of market stress. Privately issued mortgage-related securities are not subject to the same underwriting standards for the underlying mortgages that are applicable to those mortgage-related securities that have U.S. government or government-sponsored enterprise (“GSE”) guarantees. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk, liquidity risk, or other underwriting characteristics than U.S. government or GSE mortgage-related securities.”

h.	Comment: Will the 1290 VT Convertible Securities Portfolio invest in contingent convertible securities as a principal strategy? If so, the staff may have further comments.

Response: The Trust confirms that the 1290 VT Convertible Securities Portfolio will not invest in contingent convertible securities as a principal strategy.

i.

Comment: The staff refers to “Indexing Strategies” (page 92). For each prospectus that follows this approach, please indicate which Portfolios follow the strategies indicated at page 92 and on the next page.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio, including each Portfolio that follows an indexing strategy, describes the Portfolio’s principal investment strategies. Additional information associated

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April 4, 2019

with the Portfolios’ principal strategies is described within the statutory prospectus. The “More information on strategies, risks, benchmarks and Underlying ETFs” section of the statutory prospectus affirms that the Portfolios’ principal strategies are discussed in the summary prospectuses. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy in response to Item 9(b).

j.

Comment: The first paragraph under “Additional Information about the Investment Strategies” (page 93) states that “[t]he following provides additional information regarding the principal investment strategies … and additional investment strategies that a Portfolio may employ in pursuing its investment objective.” Please clearly distinguish the investment strategies that are principal from the investment strategies that are not principal with respect to each Portfolio. Alternatively, please move all non-principal investment strategies to the Statement of Additional Information (“SAI”). Furthermore, a paragraph at page 102 states that “[a]s indicated in “About the Investment Portfolios – Investments, Risks, and Performance — Principal Risks,” a particular Portfolio may be subject to the following as principal risks.” Please clarify which risks apply to which Portfolios. Consider using a chart or table to indicate which risk applies to each Portfolio. Grouping all these risks together without indicating which risks apply to which Portfolio is confusing and potentially misleading.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the summary prospectus for each Portfolio describes the Portfolio’s principal investment strategies. Additional information associated with the Portfolios’ principal strategies is described within the statutory prospectus. The “More information on strategies, risks, benchmarks and Underlying ETFs” section of the statutory prospectus affirms that the Portfolios’ principal strategies are discussed in the summary prospectuses.

The Trust also notes that, as required by Item 4 of Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. The “More information on strategies, risks, benchmarks and Underlying ETFs” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. In addition, this section includes a separate sub-section for principal investment risks, which provides additional information about the Portfolios’ principal risks identified in the summary prospectuses, and a separate sub-section for “Additional Information about Risks,” which provides additional information that may be associated with the Portfolios’ principal risks but that may not be principal to a Portfolio’s investment strategies. The Trust has included a title for, and made the other changes indicated below to, the paragraph at page 102 noted in the staff comment:

“Principal Investment Risks: As indicated in “About the Investment Portfolios – Investments, Risks, and Performance — Principal Risks,” a ~~particular~~ Portfolio may be subject to the following ~~as~~ principal risks~~. In addition, to the extent a Portfolio invests in a particular type of investment, it will be subject to the risks of such investment as described below~~…”

Ashley Vroman-Lee

April 4, 2019

As stated above, the Trust includes non-principal investment risks in a separate sub-section that follows the principal investment risks sub-section and is introduced by the following paragraph:

“Additional Information about Risks: Additional information that may be associated with a Portfolio’s principal risks but that may not be principal to a Portfolio’s investment strategies follows…”

General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy or a principal risk in response to Item 9(b).

k.

Comment: The staff notes that the following disclosure appears at page 117: “In December 2018, the SEC proposed a new rule, and proposed to rescind and amend certain other related rules, applicable to fund of fund arrangements under the Investment Company Act, which proposals, if adopted, would significantly reorder the rules applicable to such arrangements and may significantly affect many existing funds of funds. The precise impact that such proposals, if adopted, would have on a Portfolio that invests in other investment companies cannot yet be determined.” What about changes resulting from the new exchange-traded funds rule?

Response: The Trust has reconsidered the referenced disclosure describing the fund of funds rule proposal and has determined to remove it from the prospectus. Likewise, the Trust has determined not to include disclosure about the proposed exchange-traded funds rule. The Trust will consider any disclosure changes if and when the rules are adopted.

3.	Allocation Prospectus

a.

Comment: For any Portfolio that has “Portfolio Turnover Risk” in the principal investment risks section, include in the principal investment strategy section that the Portfolio intends to actively turn over its portfolio.

Response: The Trust confirms that each Portfolio that engages in active and frequent trading as a principal investment strategy includes a statement to that effect in its principal investment strategy and includes “Portfolio Turnover Risk” as a principal risk. In addition, each Portfolio that had a portfolio turnover rate that exceeded 100% for its most recent fiscal year includes “Portfolio Turnover Risk” as a principal risk.

b.

Comment: For the EQ/Ultra Conservative Strategy Portfolio (page 7), disclose in the principal investment strategy that the Portfolio uses models to implement its volatility management strategy, to tie the strategy disclosure to the “Volatility Management Risk” disclosure.

Response: The EQ/Ultra Conservative Strategy Portfolio is a fund of funds. The Portfolio’s principal investment strategy states that the Portfolio “may invest in Underlying Portfolios that

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April 4, 2019

tactically manage equity exposure.” Similarly, the Portfolio’s principal risk disclosure states that the “Portfolio may invest … in Underlying Portfolios managed by the Adviser that may employ various volatility management techniques.…” The Portfolio itself does not use models or modeling tools to employ volatility management techniques; rather, the Portfolio may invest in Underlying Portfolios that use modeling tools to employ volatility management techniques. The Trust has clarified this distinction by revising the “Volatility Management Risk” disclosure in the summary prospectus to read as follows: “[t]he Adviser to the Underlying Portfolios uses proprietary modeling tools to implement the volatility management strategy.”

c.

Comment: The fee table for the EQ/Moderate Growth Strategy Portfolio includes the following footnote: “Based on estimated amounts for the current fiscal year.” For this Portfolio, and for all other Portfolios that are not new but that have this disclosure, explain the basis for estimating the amounts for the current fiscal year.

Response: Class IA shares and Class K shares of the EQ/Moderate Growth Strategy Portfolio will not have commenced operations as of the date of the Prospectus. Any Portfolio that, like the EQ/Moderate Growth Strategy Portfolio, is not new but that has one or more share classes that will not have commenced operations as of the date of the Prospectus indicates in its fee table that the Other Expenses and, if applicable, Acquired Fund Fees and Expenses for the share class(es) are “[b]ased on estimated amounts for the current fiscal year.”

d.	Comment: In the “Index Strategy Risk” disclosure for the EQ/Franklin Templeton Allocation Managed Volatility Portfolio, clarify that only portions of the Portfolio employ an indexing strategy.

Response: The Trust respectfully submits that the Portfolio’s principal investment strategy disclosure makes clear that only portions (i.e., the “Index Allocated Portions”) of the Underlying Portfolios in which the Portfolio invests employ an indexing strategy. The Trust respectfully declines to make the requested change.

e.

Comment: The staff notes that “Investment Style Risk” states that “[a] Portfolio may use a particular style or set of styles, for example, growth and/or value investing styles, to select investments.” Are there Portfolios that employ both growth and value investing styles?

Response: The Trust has revised the disclosure to read as follows: “A Portfolio may use a particular style or set of styles, for example, growth ~~and/~~or value investing styles, to select investments.”

f.

Comment: Regarding the heading “Risk of Equity Investments” (page 73), please confirm that each of these equity-related risks applies to each Portfolio or revise the disclosure to indicate the Portfolios that are subject to the specific risks. For example, are Financial Services Sector Risk and Real Estate Investing Risk applicable to each Portfolio? The staff has the same comment regarding the heading

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April 4, 2019

“Risks of Fixed Income Investments” (page 76). Please confirm that each of these fixed income-related risks applies to each Portfolio or revise the disclosure to indicate the Portfolios that are subject to the specific risks. For example, is Banking Industry Sector Risk applicable to each Portfolio?

Response: Each of the Portfolios in the Allocation Prospectus is a fund of funds. The section of the Prospectus titled “The Portfolios at a Glance” describes the Portfolios’ asset allocations, including the Strategic Allocation Series Portfolios’ equity and fixed income allocations, and identifies the Underlying Portfolios and Underlying ETFs in which the Portfolios may invest. The paragraphs under the heading “Risks of Equity Investments” state that each Portfolio may invest a portion of its assets in Underlying Portfolios or Underlying ETFs that emphasize investments in equity securities, and names the Portfolios that, as a general matter, will be subject to the risks of investing in equity securities to a greater extent than certain other named Portfolios. Similarly, the paragraphs under the heading “Risks of Fixed Income Investments” state that each Portfolio may invest a portion of its assets in Underlying Portfolios or Underlying ETFs that invest primarily in debt securities, and names the Portfolios that, as a general matter, will be subject to the risks of investing in fixed income securities to a greater extent than certain other named Portfolios. Furthermore, as required by Item 4 of Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, the Trust submits that no further revisions are necessary.

4.	Master Prospectus

a.

Comment: For each Portfolio that has adopted an 80% policy pursuant to Rule 35d-1 and that includes derivatives in the policy, please disclose that such instruments are valued on a mark to market basis. The 80% policy is an asset based test and not an exposure test. If a Portfolio intends to include derivatives as part of its 80% policy, the Portfolio must value the derivatives on a mark to market basis, i.e., using the current market price of the derivative or, if it is an OTC derivative, at the fair value of the derivative. The staff would expect disclosure stating this, although the disclosure need not be included in the Item 4 disclosure.

Response: The Trust confirms that it currently values derivatives at mark to market value for purposes of determining compliance with the Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. In addition, the Trust does not believe that this disclosure is required by Form N-1A. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Portfolio’s 80% investment policy.

Ashley Vroman-Lee

April 4, 2019

b.	Comment: For each Portfolio that includes “Volatility Management Risk” as a principal investment risk in its summary section, please consider shortening the risk factor in the summary section.

Response: The Trust believes that the existing risk disclosure is adequate and appropriate and respectfully declines to make the requested revision.

c.

Comment: For the EQ/International Value Managed Volatility Portfolio, the last sentence in the fourth paragraph of the principal investment strategy states that the Portfolio “…invests in the securities of at least five countries outside of the United States.” Please change the sentence to read as follows (if true) “…invests in the securities of issuers organized, located in, or doing substantial business in at least five countries outside of the United States”. Also, please define “substantial” for this purpose.

Response: The Trust respectfully submits this is not required disclosure. The Trust notes that Rule 35d-1 under the 1940 Act does not apply to the term “international.” The adopting release for Rule 35d-1 (Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”)) states that the term “international” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “international” in a fund’s name is not subject to Rule 35d-1, the staff has indicated that it would expect that funds using “international” in their names “will invest [their] assets in investments that are tied economically to a number of countries throughout the world.”

The Trust notes that, in response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with “international” in their names, the ICI reported to its members in June 2012 that the staff believes that one way to satisfy the requirement that an “international” fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI notice, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

The Portfolio’s principal investment strategy states that under normal circumstances, the Portfolio’s Index Allocated Portion, which consists of approximately 65% to 75% of the Portfolio’s net assets, will seek to track the performance of a composite index comprised of indexes that track foreign markets (i.e., 40% DJ EuroSTOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index). Thus, the prospectus discloses that approximately 65-75% of the Portfolio’s net assets normally are invested in non-U.S. investments. The Portfolio’s most recent annual report shows that of equity investments, which totaled 88.5% of the Portfolio, 0.9% was invested in the United States, and the remainder was invested in more than 15 other countries. Accordingly, the Trust respectfully submits that the Portfolio invests its assets in investments that are tied economically to a number of countries throughout the world.

Ashley Vroman-Lee

April 4, 2019

d.

Comment: For the EQ/Templeton Global Equity Managed Volatility Portfolio, the first paragraph of the principal investment strategy states that “[t]he Portfolio normally will invest a significant portion of its assets in foreign securities.” Please define what is meant by a “significant portion.”

Response: The Trust respectfully submits this is not required disclosure. The Trust notes that Rule 35d-1 under the 1940 Act does not apply to the term “global.” The adopting release for Rule 35d-1 (Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”)) states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the staff has indicated that it would expect that funds using “global” in their names “will invest [their] assets in investments that are tied economically to a number of countries throughout the world.”

The Trust notes that, in response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with “global” in their names, the ICI reported to its members in June 2012 that the staff believes that one way to satisfy the requirement that a “global” fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI notice, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

The principal investment strategy of the Portfolio states that the Active Allocated Portion will consist of approximately 50% of the Portfolio’s net assets, and that it will invest primarily in equity securities of companies located anywhere in the world. The strategy also states that the Index Allocated Portion will consist of approximately 50% of the Portfolio’s net assets and will be allocated in approximately 40-60% in each of the S&P 500 and MSCI EAFE. The Portfolio’s most recent annual report shows that 38.9% of total net assets was invested in the United States, and the remainder was invested in over 30 other countries. The Trust does not believe additional disclosure is required.

e.	Comment: For the EQ/American Century Mid Cap Value Portfolio, it is not clear how mid cap is defined.

Response: The Trust has updated the disclosure to read as follows:

“For purposes of this Portfolio, the Sub-Adviser considers medium size companies to include those companies whose market capitalizations at the time of purchase are within the capitalization range of the companies in the Russell 3000® Index, excluding the largest 100 such companies. The Sub-Adviser intends to manage the Portfolio so that its weighted capitalization falls within the capitalization range of the companies in the Russell Midcap® Index. As of December 31, 2018, the market capitalizations of the companies in the Russell 3000® Index, excluding the largest 100 such companies, and the Russell Midcap® Index, ranged from approximately $7.9 million to $779.7 billion and approximately $0.5 billion to $35.6 billion, respectively.”

Ashley Vroman-Lee

April 4, 2019

f.

Comment: For all Portfolios that include “Geographic Concentration Risk” as a principal investment risk, please tailor the risk to the specific geographic region in which the Portfolio will be focused. Also, please disclose in the principal strategy section the specific geographic regions in which a Portfolio will invest.

Response: Each Portfolio that does not have a principal investment strategy to focus investments in, or concentrate investments in, any particular geographic region, but that, from time to time, based on market or economic conditions, may have significant positions in one or more regions, includes general “Geographic Concentration Risk.” For each such Portfolio, geographic allocation is a result of the then-current investment opportunities identified by the Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, each such Portfolio’s investments in a particular region will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such region. Therefore, with respect to each such Portfolio, the Trust does not believe that it is appropriate to tailor the risk to any specific region or to disclose in the principal strategy section the specific regions in which a Portfolio will invest. The Trust believes that no additional disclosure in the principal strategy section is necessary. The Trust also notes that disclosure regarding the risks associated with investments in specific geographic regions is included in the Portfolios’ SAI.

g.

Comment: For all Portfolios that include “Sector Risk” as a principal investment risk, please tailor the risk to the specific sectors, if known, in which the Portfolio will have significant positions. Also, please disclose in the principal strategy section the specific sectors in which a Portfolio will invest.

Response: Each Portfolio that has a principal investment strategy to focus its investments in a particular industry or group of industries describes the particular industry or group of industries in its summary prospectus and discloses the principal risks associated with investments in the particular industry or group of industries. Each such Portfolio also includes general “Sector Risk” as a principal risk.

Each Portfolio that does not have a principal investment strategy to focus investments in, or concentrate investments in, any particular industry or sector, but that, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market, includes general “Sector Risk” disclosure that is introduced by a statement to that effect. For each such Portfolio, industry and sector allocation is a result of the then-current investment opportunities identified by the Portfolio’s portfolio managers pursuant to the principal investment strategies identified in the Portfolio’s prospectus. Accordingly, each such Portfolio’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, with respect to each such Portfolio, the Trust does not believe that it is appropriate to include disclosure regarding investing in any particular industry or sector as a principal investment strategy or principal risk of the Portfolio. The Trust believes that no additional disclosure in the principal strategy section is necessary.

Ashley Vroman-Lee

April 4, 2019

h.	Comment: For any Portfolio that engages in short sales, please confirm that expected dividend and interest expenses on securities sold short are included in the Portfolio’s fee table.

Response: The Trust confirms that, for each Portfolio that may engage in short sales of securities, expected dividend and interest expenses, if any, are included in the Portfolio’s fee table.

i.

Comment: The principal investment strategy for the EQ/Oppenheimer Global Portfolio states that the Portfolio “expects to invest in a number of different countries and normally invests in at least three countries (one of which may be the United States).” Again, the staff notes that when “global” is used in a fund’s name, the fund’s investments must be economically tied to multiple countries outside the United States or in issuers doing a substantial amount of business in multiple countries outside the United States (see comment 2.b above).

Response: The Portfolio has revised the summary prospectus to state that “[t]he Portfolio expects to invest in companies tied economically to a number of different countries and normally invests in companies in at least three countries (one of which may be the United States).” The Portfolio of Investments in the Portfolio’s most recent annual report shows that of investments in equity securities, which totaled 98% of the Portfolio, 48.2% was in the United States and the remainder was in over 10 other countries. Accordingly, the Portfolio invests its assets in investments that are tied economically to a number of countries throughout the world.

j.

Comment: The principal investment strategy for the EQ/T. Rowe Price Growth Stock Portfolio states that the Portfolio “may at times invest significantly in certain sectors, such as the information technology sector.” Please disclose, in the “Technology Sector Risk” factor (page 255), the principal risks associated with investments in the information technology sector.

Response: The Trust will replace “Technology Sector Risk” with the following risk factor:

“Information Technology Sector Risk: Investment risks associated with investing in the information technology sector include, in addition to other risks, the intense competition to which information technology companies may be subject; the dramatic and often unpredictable changes in growth rates and competition for qualified personnel among information technology companies; effects on profitability from being heavily dependent on patent and intellectual property rights and the loss or impairment of those rights; obsolescence of existing technology; general economic conditions; and government regulation. Any of these factors could result in a material adverse impact on the Portfolio’s securities and the performance of the Portfolio.”

k.	Comment: For the Multimanager Mid Cap Growth Portfolio, please disclose the cap range for the companies in which the Portfolio will invest.

Ashley Vroman-Lee

April 4, 2019

Response: The Trust has updated the disclosure to read as follows:

“For purposes of this Portfolio, mid-capitalization companies generally are companies with market capitalization within the range of companies in the Russell 2500TM Index (“Russell 2500”) or the Russell Midcap® Index (“Russell Midcap”) at the time of investment (as of December 31, 2018, the market capitalization of the companies in the Russell 2500 was between $7.9 million and $18.4 billion and the market capitalization of the companies in the Russell Midcap was between $0.5 billion and $35.6 billion).”

l.

Comment: The principal investment strategy for the EQ/Intermediate Government Bond Portfolio states that “[t]he Intermediate Government Bond Index is an unmanaged index….” (page 350). Is this the correct name of the index? Please confirm.

Response: The Trust notes that the Portfolio’s investment objective states that the Portfolio “seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government Bond Index (“Intermediate Government Bond Index”)…” and, as such, creates a defined term for the index. The disclosure on which the staff commented, which appears after the statement of the Portfolio’s investment objective, uses the defined term “Intermediate Government Bond Index.”

m.

Comment: The principal investment strategy for the EQ/PIMCO Global Real Return Portfolio states that the Portfolio “normally invests a significant portion of its assets in instruments that are economically tied to foreign (non-U.S.) countries.” Please define “significant portion” for this purpose.

Response: The Portfolio has revised its principal investment strategy to state that “[t]he Portfolio normally invests a significant portion of its net assets in ~~instruments that are economically tied to foreign (non-U.S.) countries~~ issuers tied economically to a number of different countries and normally invests in issuers in at least three countries (one of which may be the United States).” The Trust notes that Rule 35d-1 under the 1940 Act does not apply to the term “global.” The adopting release for Rule 35d-1 (Investment Co. Act Rel. No. 24828, at n. 42 (Jan. 17, 2001) (the “Release”)) states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1, the staff has indicated that it would expect that funds using “global” in their names “will invest [their] assets in investments that are tied economically to a number of countries throughout the world.”

The Trust notes that, in response to questions from the Investment Company Institute (“ICI”) concerning the application of Rule 35d-1 to funds with “global” in their names, the ICI reported to its members in June 2012 that the staff believes that one way to satisfy the requirement that a “global” fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions)

Ashley Vroman-Lee

April 4, 2019

(the “40% Test”). According to the ICI notice, the staff indicated that the 40% Test is not compulsory and other approaches may be acceptable. The Portfolio’s most recent annual report shows that 57.3% of total net assets was invested in the United States, and the remainder was invested in 19 other countries. The Trust respectfully submits that the Portfolio’s principal investment strategy appropriately connotes “diversification among investments in a number of different countries throughout the world” and that no additional disclosure is necessary.

n.

Comment: In the “Privately Placed and Other Restricted Securities Risk,” please be specific as to the types of restricted securities referenced in the disclosure. For example, are the securities Rule 144A securities?

Response: The Trust submits that the disclosure on privately placed and restricted securities adequately describes the attributes of these investments and their associated principal risks and respectfully submits that a specific reference to “Rule 144A” securities is not necessary in the risk factor in the summary risk section. The Trust notes that a specific reference to “Rule 144A” securities is included in the risk factor in the statutory risk section.

o.

Comment: Utilities Concentration Risk (page 425). All Portfolios that are concentrated in an industry or group of industries should disclose this strategy in the principal investment strategy in the summary section.

Response: For all Portfolios that are concentrated in an industry or group of industries, the Trust will disclose this strategy in the principal investment strategy in the summary section.

5.	Statement of Additional Information

a.	Comment: At page 7, please add an explanatory note that each index Portfolio will be concentrated to the extent of the index it tracks.

Response: The Trust has added the following explanatory note:

“In addition, a Portfolio that seeks to achieve a total return before expenses that approximates the total return performance of a particular index will generally be concentrated in an industry or group of industries to the extent the index concentrates in a particular industry or group of industries.”

b.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions,” the staff notes the following disclosure: “Each Portfolio may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental investment restriction.” The staff’s position is that the investments of all of a Portfolio’s underlying funds should be considered for purposes of determining compliance with a concentration policy, and not just of those underlying funds that concentrate their investments. Please modify the disclosure quoted above accordingly. In addition,

Ashley Vroman-Lee

April 4, 2019

please revise the explanatory note to state that the Portfolios will consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration. If appropriate, this statement can be modified by disclosing that a Portfolio will consider the investments of the underlying funds to the extent the Portfolio has sufficient information about such investments.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

c.	Comment: Please confirm that sub-advisory fees are presented consistent with comments previously given by the staff.

Response: The staff has previously given the following comment: Please confirm supplementally that all of the sub-adviser agreements are covered by aggregate fee relief so that each Portfolio is not required to disclose the fee payable to each sub-adviser. The Trust confirms that it does not have aggregate fee relief. However, the Trust respectfully submits that the disclosure as currently provided is consistent with the requirements of Item 19(a)(3) of Form N-1A. Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the Adviser, and not by a Portfolio, the Trust respectfully declines to make any changes in response to this comment.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C Amorosi

Mark C Amorosi

Enclosure

cc:	William T. MacGregor, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

Maureen Kane, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP